Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 100 San Diego, California 92130 858.720.8900 main 858.509.3691 fax www.sheppardmullin.com

May 30, 2024

File Number: 04BR-370249

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street N.E. Washington, D.C. 20549

Attention:	John Cannarella
Karl Hiller

Re:	LendingTree, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed February 29, 2024 (the “2023 Form 10-K”)
Comment letter dated May 3, 2024
File No. 001-34063

Dear Messrs. Cannarella and Hiller:

We are submitting this letter at the request and on behalf of LendingTree, Inc. (the “Company”) in response to comments contained in the letter dated May 3, 2024, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas Lebda, Chief Executive Officer of the Company.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years ended December 31, 2023 and 2022, page 40

1.       We note your disclosure on page 39 stating that you continued to grow your user base during 2023, with an additional 3.4 million new users resulting in cumulative sign-ups of 28.2 million as of year-end. Please expand this disclosure to explain how you define user base and view the utility of the measure in understanding your results of operations.

Please also clarify the extent to which you have accounted for attrition in calculating your user base, and how the measure compares to the number of active or current users associated with the transactions underlying revenues for each period.

May 30, 2024

RESPONSE:

We acknowledge your comment and when we disclose our Spring user base, we will expand our disclosures around Spring. However, the Spring platform is not yet driving significant revenue and thus we will continue to evaluate disclosures as this platform evolves.

The Company calculates the number of Spring users at period end as the number of users that had an active account at any point during the quarter that includes the period end date. The calculation of change from one period end to another therefore reflects a net change, and users that de-activated their accounts prior to the most recent quarter are no longer considered in the user base at the end of the most recent quarter. The Company believes that revenue contribution is the most meaningful way to measure the impact of the Spring platform to our results of operations.

Below is the proposed example disclosure for the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that would be included in future filings:

LendingTree Spring (previously MyLendingTree)

We consider certain metrics related to Spring set forth below to help us evaluate our business and growth trends and assess operational efficiencies. We believe our Spring platform drives repeat user engagement resulting in lower acquisition costs and increases consumer lifetime value. The calculation of the metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts or investors.

We added [●] million net new users in [period], bringing cumulative active users to [●] million as of [period end date]. We calculate the number of Spring users at a period end as the number of users that had an active account at any point during the quarter that includes the period end date. Users that de-activated their accounts prior to the most recent quarter are no longer considered in the user base at the end of the most recent quarter. We attribute approximately [$●] million of revenue, or [●]% of total revenue, in [period] to registered Spring users who initiated their transaction from the Spring platform.

2.       We note that while your accounting policy disclosures on pages 61 and 62 indicate that your revenues are derived from match fees, click and phone transfer fees, closing fees, approval fees, and service and subscription fees, you do not quantify any of these driver metrics in your discussion and analysis of the results of operations.

For example, the disclosures regarding consolidated and segment revenues that begin on pages 40 and 44 appear to attribute various decreases in revenues to declines in the number of refinancing transactions and home purchases, though do not report the extent to which the number of fee generating transactions have changed for any period. You also mention a decrease in the number of consumers completing request forms, though do not quantify the number of request form submissions for any period.

We note that your discussion and analysis does not include information about operating metrics that you agreed to provide in conjunction with a prior review. For example, you agreed to report information about mortgage revenue per lead, purchase volume, and revenue per approval in your August 19, 2022 response letter.

May 30, 2024

We believe that your discussion and analysis should include meaningful and comparative quantification of the key deliverables/revenue generating metrics that you describe on pages 61 and 62, and when discussing the reasons for material changes in one or more line items, which may involve material changes within a line item that offset one another, you should provide quantification of the change attributable to each of the specific reasons identified to comply with Item 303(b) of Regulation S-K.

Given that your financial statements reflect material changes in various categories of revenues, you are also required to report the extent to which such changes are attributable to changes in prices and separately to changes in volumes, to comply with Item 303(b)(2)(iii) of Regulation S-K. Please submit the revisions that you propose to address the concerns outlined above in an amendment to your annual report.

RESPONSE:

The Company is generally paid by its customers based on an agreed upon fee per match, click, or phone transfer or based on fee for a closing or approval event. However, management does not analyze the Company’s business based on categories of monetization methods. More specifically, management does not report internally the portions of overall revenue or revenue by product or segment represented by the various monetization methods, and management does not make decisions about the business, or resources allocated to the business, based on monetization methods. Thus, the Company does not believe that providing this information in periodic reports would enhance the understanding of its results of operations.

In its response to the August 19, 2022 comment letter from the Staff, the Company stated “…we will add specific operating metrics related to significant product revenues, approvals and volumes disclosed in our press releases in order to enhance our discussion around period over period operating trends.” The Company thereby committed to ensuring metrics disclosed in its press releasees would also be disclosed in its quarterly and annual periodic filings with the Securities and Exchange Commission. The Company has attempted to align its disclosures in periodic filings to include all significant product revenues, approvals and volumes disclosed in its press releases consistent with the noted comment response. Management’s discussion of the business and associated metrics in its press releases has evolved over time, and management will continue to evolve such discussions to correspond with what they believe are the important drivers of the Company’s financial results in a given period. The Company’s press release discussing fiscal year 2023 results did not include any metrics for product revenues related to price or volume, and it therefore did not include such metrics in Management’s Discussion and Analysis of Results of Operation in the Company’s Form 10-K for year ended December 31, 2023. The Company therefore believes that the disclosures in its Form 10-K were in accordance with the cited comment response.

The Company notes that pages 40 and 41 of its 2023 10-K within the Revenue section of the Results of Operations for the Years ended December 31, 2023 and 2022 indicates the extent to which changes in revenue for significant products discussed are attributable to changes in prices and separately to changes in volumes. However, upon consideration of this comment, the Company believes that a more consistent quantification of changes in prices and volume would enhance the disclosure. Accordingly, in addition to the discussion about whether the change in revenue for the significant products discussed is due to increases/decreases in price and/or increases/decreases in volume, the Company will also include the percentage change in the price and/or volume metric for each significant product discussed.

Below indicates what the proposed disclosure would be for the relevant section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2023 Form 10-K.

May 30, 2024

Revenue

Revenue decreased in 2023 compared to 2022 due to decreases in our Home, Consumer and Insurance segments.

Our Consumer segment includes the following products: credit cards, personal loans, small business loans, student loans, auto loans, deposit accounts, and other credit products such as credit repair and debt settlement. Many of our Consumer segment products are not individually significant to revenue. Revenue from our Consumer segment decreased $117.2 million in 2023 from 2022, or 30%, primarily due to decreases in our personal loans, credit cards, small business loans products and other credit products. Several of our other products in the Consumer segment experienced decreases in revenue in 2023 from 2022.

Revenue from our personal loans product decreased $44.0 million, or 31%, to $100.1 million in 2023 from $144.1 million in 2022 primarily due to a 22% decrease in the number of consumers completing request forms and an 11% decrease in revenue earned per consumer.

Revenue from our credit cards product decreased $38.2 million, or 38%, to $62.0 million in 2023 from $100.2 million in 2022 primarily due to a 27% decrease in the number of clicks and a 15% decrease in revenue earned per click.

For the periods presented, no other products in our Consumer segment represented more than 10% of revenue; however, certain other Consumer products experienced notable changes. Revenue from our small business loans product decreased $16.5 million, or 24%, in 2023 compared to 2022, due to a decrease in revenue earned per consumer and a decrease in the number of consumers completing request forms. Revenue from our credit products decreased $12.1 million, or 28%, in 2023 compared to 2022 primarily due to the closure of our Ovation credit services business at the end of the second quarter of 2023. Student loans decreased $5.7 million in 2023 compared to 2022, due to a decrease in the number of consumers.

Revenue from our Insurance segment decreased $49.5 million, or 17%, to $249.6 million in 2023 from $299.1 million in 2022 primarily due to a 23% decrease in the revenue earned per consumer, partially offset by an 8% increase in the number of consumers completing request forms.

Our Home segment includes the following products: purchase mortgage, refinance mortgage, and home equity loans and lines of credit. We ceased offering reverse mortgage loans in the fourth quarter of 2022. Revenue from our Home segment decreased $145.6 million, or 50%, in 2023 from 2022 primarily due to a decrease in revenue from our mortgage products.

Revenue from our mortgage products decreased $120.8 million, or 67%, to $58.7 million in 2023 from $179.4 million in 2022, primarily due to a 45% decrease in the number of consumers completing request forms and a 40% decrease in revenue earned per consumer. Revenue from our refinance mortgage product decreased $82.9 million in 2023 compared to 2022, primarily due to a decrease in the number of consumers completing request forms and a decrease in revenue earned per consumer as interest rates continued to increase in 2023. Revenue from our purchase mortgage product decreased $37.9 million in 2023 compared to 2022 primarily due to decreases in revenue earned per consumer and in the number of consumers completing request forms.

Revenue from our home equity loans and lines of credit product decreased $20.7 million, or 20%, to $85.1 million in 2023 from $105.8 million in 2022 primarily due to a 23% decrease in the revenue earned per consumer, slightly offset by a~~n~~ 5% increase in the number of consumers completing request forms.

As the Company believes the disclosures in the Company’s 2023 Form 10-K were consistent with the commitment in the Company’s 2022 comment response, the Company respectfully requests that this additional metric be added to the quarterly and annual filings going forward, rather than through an amendment to the filed 2023 Form 10-K.

May 30, 2024

3.       We note that you provide differing levels of detail regarding the reasons associated with various changes in activity when discussing the consolidated and segment information on pages 40-41, and 44-45, also with regard to market or industry conditions and your plans for the future. For example, you refer to the number of consumers completing request forms, the number of clicks and revenue earned per click, and revenue earned per consumer when discussing consolidated revenues though do not identify these reasons when discussing revenues within the segment narratives. You appear to discuss product mix in the segment narratives though not within those pertaining to the consolidate entity.

Please expand your disclosures at the forepart of this section to advise readers of your disclosure approach in structuring content relative to the consolidated entity and separately for the reportable segments, and revise your disclosures as necessary to differentiate between company-specific information and contextual information about the market or industry. For example, clarify the extent to which your reference to existing home sales on page 44 is correlated with your transactional volumes.

Given that you identify segment profit as the primary performance measure and discuss segment revenues in the adjacent narratives, it would be helpful to include segment revenues and cost of revenues, as well as the margins referenced in your narratives, within the segment profit tabulation. Please expand the related narratives to also address cost of revenues and changes in the relationship between revenues and cost of revenues.

RESPONSE:

In order to clarify the structure of the Company’s discussions within Revenue (the consolidated discussion) and Segment Profit (the reportable segment discussion) in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company will include the following introduction in future filings:

Our discussion within Revenue provides the details of consolidated revenue by segment and significant products. In this section, we describe overall changes in revenue in our segments and significant products within each segment and increases or decreases in revenue from the prior period. We also provide insight into how changes in price and volume in each significant product impacted product revenue.

Our Segment Profit is a discussion of profitability within each segment of the business. It is impacted by segment revenues as well as segment cost of revenue and marketing expenses. In Segment Profit, we provide a discussion of the business within each segment, addressing both company and market impacts on the profitability of each segment in addition to a discussion of segment margin.

Additionally, in future filings, the Company will clarify the use of market data within the Segment Profit section of MD&A to ensure the reader is clear when it is referencing market data versus company specific data.

Set forth below is an example of the proposed disclosure in future filings using the MD&A in the Company’s 2023 Form 10-K:

May 30, 2024

HOME

Revenue in the Home segment decreased 50% to $143.8 million in 2023 from 2022, with segment profit of $47.9 million in 2023, a decrease of 54% from 2022. Our Home segment margin, which is segment profit divided by segment revenue, decreased slightly to 33% in 2023 compared to 36% in 2022.

Within Home, our core mortgage business generated revenue of $58.7 million in 2023, down 67% from 2022. Our refinance product within our mortgage business matches consumers in the market looking to refinance their existing mortgages with our network lenders. Our purchase product within our mortgage business matches consumers in the market looking to buy a new home with our network lenders. Our mortgage business is directly impacted by the mortgage market in which we participate.~~, as d~~

Demand for refinancing transactions diminished throughout the year, with few mortgages later in the year carrying a higher rate than current loan offerings. The 30-year mortgage interest rates increased from a monthly average of 6.36% in December 2022 to a monthly average of 6.82% in December 2023, according to Freddie Mac. Purchase transactions were negatively impacted by low for sale inventory and current homeowners resisting a move in favor of retaining a significantly lower rate on their existing loan. According to Mortgage Bankers Association, ~~E~~existing home sales decreased 19% in 2023 compared to 2022. The volume mix in our mortgage business shifted to purchase at 55% and refinance at 45% of total volume in 2023 as compared to refinance at 54% and purchase at 46% of total volume in 2022.

Revenue from our home equity loan product of $85.1 million in 2023 decreased 20% from 2022 as higher short-term interest rates broadly pressured demand from homeowners.

The Mortgage Bankers Association expects overall mortgage originations to increase in 2024, although the first quarter of 2024 is expected to remain weak and below fourth quarter of 2023 levels. The forecast calls for a 22% growth in total loan originations over 2023, with purchase loans accounting for 77% of total volume.

The Company has considered Staff’s comment, and agrees that it would be helpful for a reader to have segment revenue, segment cost of revenue and marketing costs and segment margins together in the Segment Profit section of its MD&A. In future filings, the Company will include these items in the existing table within this section and ensure that a discussion of changes in segment margin is included when there are significant changes in this measure in order to address any changes in segment cost of revenue and marketing expense that are not materially aligned with the changes in segment revenue.

May 30, 2024

As an example of how the Company proposes to address the Staff’s comment in future filings, and for illustrative purposes only, the Company has provided below an example of such revised disclosure from the “Segment Profit” section of its MD&A:

Segment Profit

	Year Ended December 31,		2023 vs. 2022
	2023	2022	$ Change	% Change
	(Dollars in thousands)
Home
Revenue	$143,753	$289,383	$(145,630)	(50)%
Segment cost of revenue and marketing expense (1)	95,871	186,299	(90,428)	(49)%
Segment profit	$47,882	$103,084	$(55,202)	(54)%
Segment margin	33%	36%

Consumer
Revenue	$278,945	$396,109	(117,164)	(30)%
Segment cost of revenue and marketing expense (1)	140,068	221,531	(81,463)	(37)%
Segment profit	$138,877	$174,578	(35,701)	(20)%
Segment margin	50%	44%

Insurance
Revenue	$249,605	$299,073	(49,468)	(17)%
Segment cost of revenue and marketing expense (1)	146,101	207,239	(61,138)	(30)%
Segment profit	$103,504	$91,834	11,670	13%
Segment margin	41%	31%

Other
Revenue	$199	427	(228)	(53)%
Segment cost of revenue and marketing expense (1)	708	982	(274)	(28)%
Segment profit	$(509)	$(555)	46	8%

Total
Revenue	$672,502	$984,992	(312,490)	(32)%
Segment cost of revenue and marketing expense (1)	382,748	616,051	(233,303)	(38)%
Segment profit	$289,754	$368,941	(79,187)	(21)%
Segment margin	43%	37%

(1)	Segment cost of revenue and marketing expense represents the portion of selling and marketing expense attributable to variable costs paid for advertising, direct marketing and related expenses, that are directly attributable to the segments’ products. This measure excludes overhad, fixed costs and personnel-related costs.

May 30, 2024

CONSUMER

Revenue in our Consumer segment decreased 30% to $278.9 million in 2023 from 2022, with segment profit of $138.9 million in 2023, a decrease of 20% from 2022. Our Consumer segment margin increased to 50% in 2023 compared to 44% in 2022~~.~~ due to a mix shift towards higher earning products and lower partner demand allowing us to decrease usage of our highest cost marketing channels.

* * *

If you require additional information, please telephone the undersigned at (469) 391-7441.

Very truly yours,

/s/ Lindsay H. Ferguson

Lindsay H. Ferguson

for SHEPPARD, MULLIN, RICHTER & HAMPTON llp

Enclosures

cc: Douglas Lebda